Filed Pursuant to Rule 424(b)(3)

Registration No. 333-201842

RESOURCE INNOVATION OFFICE REIT, INC.

SUPPLEMENT NO. 5 DATED SEPTEMBER 19, 2016

TO THE PROSPECTUS DATED APRIL 15, 2016

This document supplements, and should be read in conjunction with, the prospectus of Resource Innovation Office REIT, Inc. dated April 15, 2016, or the Prospectus, as supplemented by Supplement No. 1, dated May 18, 2016; Supplement No. 2, dated May 24, 2016; Supplement No. 3, dated August 16, 2016; and Supplement No. 4, dated September 13, 2016. As used herein, the terms “we,” “our” and “us” refer to Resource Innovation Office REIT, Inc. and, as required by context, Resource Innovation Office OP, LP, which we refer to as our “Operating Partnership,” and to their respective subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the Prospectus. The purpose of this supplement is to disclose our entry into an agreement to purchase a commercial property located in Chicago, Illinois.

Probable Real Estate Investment

On September 13, 2016, we, through our Operating Partnership, entered into an agreement to purchase a commercial property located in Chicago, Illinois, which we refer to as the Sunnyside Property, from an unaffiliated seller. The Sunnyside Property is a three-story commercial building with four loft office units located on the two upper floors and two retail units at street level.

On September 16, 2016, we made an initial earnest money deposit of $100,000. We will make an additional earnest money deposit of $150,000 on or before September 26, 2016, following a period for inspection by us and provided that we elect to proceed with the acquisition of the Sunnyside Property. There can be no assurance that we will complete the acquisition on the terms described herein or at all. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $400,000 of earnest money. We will be obligated to purchase the Sunnyside Property only after satisfaction of agreed upon closing conditions. The purchase price for the Sunnyside Property is approximately $7.25 million plus closing costs. We intend to fund the purchase of the Sunnyside Property with proceeds from this offering and debt proceeds.

The Sunnyside Property encompasses approximately 25,800 rentable square feet. The Sunnyside Property was constructed in 1929 and is currently 100% leased. During 2011 through 2013 was building was being completely renovated and the seller commenced leasing it at the end of 2013. The average occupancy rate of the Sunnyside Property during each of the last two years was as follows:

Year	Average Occupancy Rate
2015	74.24%
2014	15.36%

There are currently four tenants occupying ten percent or more of the Sunnyside Property’s rentable square footage. The following table sets forth the name of each such tenant, as well as the principal nature of their business and the principal provisions of each such tenant’s lease:

Tenant	Principal Nature of Business	Area (Square feet)	Lease Start	Lease End	Annual Rent	Percentage of Aggregate Annual Rents
Mattress Firm Inc.	Consumer Retail	3,867	05/16/2015	05/31/2025	$139,212.00	22.4%
Chicago Women’s Health Center	Healthcare (Non-profit)	4,108	12/18/2013	12/17/2023	$63,674.00	10.3%
Flats LLC(1)	Real Estate	8,864	01/12/2015	03/31/2018	$195,008.00	31.4%
Howard Brown Health Center(1)	Healthcare (Non-profit)	4,254	07/01/2016	03/31/2028	$93,588.00	15.1%

(1)	On April 1, 2018, Flats LLC will vacate its space and Howard Brown Health Center will expand into the 8,854-square foot unit currently occupied by Flats LLC, and will pay initial annual rent of $297,253.88 for such combined space, increasing 3% each year for the remainder of Howard Brown Health Center’s current lease term.

The two remaining tenants of the Sunnyside Property occupy less than ten percent of the Sunnyside Property’s rentable square footage. The following table sets forth the name of each such tenant, as well as the principal nature of their business and the principal provisions of each such tenant’s lease:

Tenant	Principal Nature of Business	Area (Square feet)	Lease Start	Lease End	Annual Rent	Percentage of Aggregate Annual Rents
SprintCom, Inc.	Telecommunications	2,200	09/16/2015	09/17/2022	$74,799.96	12.6%
Fansided Inc.	Digital Media	2,559	04/22/2016	04/22/2019	$44,000.00	7.1%

The monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the last two years for the Sunnyside Property was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2015	$9,237.42
2014	$5,248.04

We believe that the Sunnyside Property is suitable for its intended purpose and is adequately insured. We do not have any plans for the renovation or development of the Sunnyside Property and intend to continue leasing the Sunnyside Property’s rentable square footage for use as retail and office space.

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